UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. _____)*

NIO Inc.
(Name of Issuer)

Class A Ordinary Share, par value US$0.00025 per share
(Title of Class of Securities)

**
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 62914BV106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NIO.” Each ADS represents one Class A Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62914BV106

1.	Names of Reporting Persons. Mount Putuo Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 40,905,125[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 40,905,125
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,125
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2% (on an as-converted basis)[2]
12.	Type of Reporting Person (See Instructions) CO

_________________

1  Represents the 40,905,125 Class B Ordinary Shares held of record by Mount Putuo Investment Limited. Each Class B Ordinary Share is entitled to four votes and freely convertible into a Class A Ordinary Share at the discretion of the holder.

2  See Item 4.

CUSIP No.	62914BV106

1.	Names of Reporting Persons. Image Frame Investment (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 87,388,807[3]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 87,388,807
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,388,807
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5% (on an as-converted basis)[4]
12.	Type of Reporting Person (See Instructions) CO

______________________

3  Represents 87,388,807 Class B Ordinary Shares held of record by Image Frame Investment (HK) Limited. Each Class B Ordinary Share is entitled to four votes and freely convertible into a Class A Ordinary Share at the discretion of the holder.

4  See Item 4.

CUSIP No.	62914BV106

1.	Names of Reporting Persons. Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 140,434,299[5]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 140,434,299
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,434,299
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 15.9% (on an as-converted basis)[6]
12.	Type of Reporting Person (See Instructions) CO

______________________

5  Represents (i) 40,905,125 Class B Ordinary Shares held of record by Mount Putuo Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (ii) 87,388,807 Class B Ordinary Shares held of record by Image Frame Investment (HK) Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (iii) 3,736,290 Class B Ordinary Shares held of record by TPP Follow-on I Holding D Limited, an entity controlled by Tencent Holdings Limited; (iv) 5,250,000 American depositary shares, each representing one Class A Ordinary Share, beneficially owned by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; and (v) 3,154,077 Class A Ordinary Shares, represented by 3,154,077 American depositary shares issuable upon the full conversion of the Issuer's convertible senior notes due 2024 with a total principal amount of US$30 million held by Huang River Investment Limited, which number of American depositary shares is calculated based on a conversion rate of 105.1359 American depositary shares per US$1,000 principal amount of such convertible senior notes. Each Class B Ordinary Share is entitled to four votes and freely convertible into a Class A Ordinary Share at the discretion of the holder.

6  See Item 4.

Item 1(a).	Name of Issuer:

NIO Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 20, No. 56 AnTuo Road

Jiading District, Shanghai, 201804

People’s Republic of China

Item 2(a).	Name of Person Filing:

Mount Putuo Investment Limited

Image Frame Investment (HK) Limited

Tencent Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For each of Mount Putuo Investment Limited, Image Frame Investment (HK) Limited and Tencent Holdings Limited:

29/F., Three Pacific Place

No. 1 Queen’s Road East

Wanchai, Hong Kong

Item 2(c).	Citizenship:

Mount Putuo Investment Limited – The British Virgin Islands

Image Frame Investment (HK) Limited – Hong Kong

Tencent Holdings Limited – The Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00025 per share, each represented by one American depositary share.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 62914BV106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NIO.” Each ADS represents one Class A Ordinary Share.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)

The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares beneficially owned by Mount Putuo Investment Limited is the sum of (i) 745,479,824 Class A Ordinary Shares outstanding immediately following the initial public offering as reported by the Issuer in its Form 424(b)(4) prospectus dated September 11, 2018; and (ii) 40,905,125 Class B Ordinary Shares held of record by Mount Putuo Investment Limited, which can be converted into an equal number of Class A Ordinary Shares at the discretion of Mount Putuo Investment Limited.

The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares beneficially owned by Image Frame Investment (HK) Limited is the sum of (i) 745,479,824 Class A Ordinary Shares outstanding immediately following the initial public offering as reported by the Issuer in its Form 424(b)(4) prospectus dated September 11, 2018; and (ii) 87,388,807 Class B Ordinary Shares held of record by Image Frame Investment (HK) Limited, which can be converted into the equal number of Class A Ordinary Shares at the discretion of Image Frame Investment (HK) Limited.

The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares beneficially owned by Tencent Holdings Limited is the sum of (i) 745,479,824 Class A Ordinary Shares outstanding immediately following the initial public offering as reported by the Issuer in its Form 424(b)(4) prospectus dated September 11, 2018; (ii) 40,905,125 Class B Ordinary Shares held of record by Mount Putuo Investment Limited, a company wholly-owned by Tencent Holdings Limited, which can be converted into an equal number of Class A Ordinary Shares at the discretion of Mount Putuo Investment Limited; (iii) 87,388,807 Class B Ordinary Shares held of record by Image Frame Investment (HK) Limited, a company wholly-owned by Tencent Holdings Limited, which can be converted into an equal number of Class A Ordinary Shares at the discretion of Image Frame Investment (HK) Limited; (iv) 3,736,290 Class B Ordinary Shares held of record by TPP Follow-on I Holding D Limited, an entity controlled by Tencent Holdings Limited, which can be converted into an equal number of Class A Ordinary Shares at the discretion of TPP Follow-on I Holding D Limited; and (v) 3,154,077 Class A Ordinary Shares, represented by 3,154,077 American depositary shares issuable upon the full conversion of the Issuer's convertible senior notes due 2024 with a total principal amount of US$30 million held by Huang River Investment Limited, which number of American depositary shares is calculated based on a conversion rate of 105.1359 American depositary shares per US$1,000 principal amount of such convertible senior notes.

(c)	Number of shares as to which such person has:

The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Huang River Investment Limited and TPP Follow-on I Holding D Limited beneficially own 8,404,077 Class A Ordinary Shares (including 3,154,077 Class A Ordinary Shares, represented by 3,154,077 American depositary shares issuable upon the full conversion of the Issuer's convertible senior notes due 2024 with a total principal amount of US$30 million purchased held by Huang River Investment Limited, which number of American depositary shares is calculated based on a conversion rate of 105.1359 American depositary shares per US$1,000 principal amount of such convertible senior notes) (each represented by one American depositary share) and 3,736,290 Class B Ordinary Shares, respectively. Huang River Investment Limited is a wholly-owned subsidiary of Tencent Holdings Limited. TPP Follow-on I Holding D Limited is an entity controlled by Tencent Holdings Limited.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2019

Mount Putuo Investment Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

Image Frame Investment (HK) Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: February 1, 2019

Mount Putuo Investment Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

Image Frame Investment (HK) Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director